Exhibit 2

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
February 8, 2010	2,786,500	11.66	Pursuant to Stock Loan Agreement
February 9, 2010	350,000	11.73	Purchase
March 10, 2010	238,900	11.60	Purchase
March 15, 2010	9,900	11.61	Purchase
March 17, 2010	1,077,000	11.72	Pursuant to Stock Loan Agreement
March 17, 2010	60,000	11.71	Purchase
March 22, 2010	675,000	9.91	Purchase